Issuer Free Writing Prospectus Filed Pursuant to Rule 433 Registration Statement No. 333-145845 May 11, 2010

Barclays Bank PLC Yield Optimization Notes with Contingent Protection due November 18, 2010

Investment Description

Yield Optimization Notes with Contingent Protection (the “Notes”) are direct, unconditional, unsecured and unsubordinated notes issued by Barclays Bank PLC (the “Issuer”) linked to the performance of the Standard & Poor’s Depositary Receipts® (each, a “SPDR”, and, collectively, “SPDRs”) issued by the SPDR® S&P 500® ETF Trust, (formerly the SPDR Trust, Series I; the “SPDR 500 Trust”) a unit investment trust. Each SPDR represents a fractional undivided ownership interest in the SPDR 500 Trust. The SPDR 500 Trust is an exchange traded fund designed and intended to track the performance of the S&P 500® Index by investing its assets pro rata in the equity securities that constitute the S&P 500® Index as well as other financial instruments. The Notes pay a coupon and provide either a return of principal or a SPDR at maturity. The coupon is designed to compensate you for the risk that you may receive a SPDR at maturity for each Note held that is worth less than your principal. At maturity, you will receive one SPDR (subject to adjustment in the case of certain events described in the accompanying prospectus supplement under “Reference Assets—Exchange-Traded Funds—Adjustments Relating to Securities with the Reference Asset Comprised of an Exchange-Traded Fund or Exchange-Traded Funds”) for each of your Notes if the closing price of the SPDR on the final valuation date (the “Final Price”) is below the specified trigger price (the “Trigger Price”). Otherwise, you will receive your principal in cash. We will make coupon payments during the term of the Notes regardless of the performance of the SPDRs. Investing in the Notes involves significant risks. You may lose some or all of your principal. The contingent protection feature applies only if you hold the Notes until maturity. Any payment on the Notes, including any contingent protection feature, is subject to the creditworthiness of the Issuer.

Features

❑	Income: Regardless of the performance of the SPDRs, the Notes will pay you coupons designed to compensate you for the possibility that you could lose some or all of your principal.

❑

Tactical Investment Opportunity: If you believe the SPDRs will trend sideways over the term of the Notes —neither moving positively by more than the coupon paid on the Notes or negatively by more than the amount of contingent protection — the Notes may provide improved performance compared to a direct investment in the SPDRs.

❑

Contingent Protection Feature: If you hold the Notes to maturity and the SPDRs do not close below the trigger price on the final valuation date, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC, and you will not participate in any appreciation of the SPDRs. If you hold the Notes to maturity and the SPDRs close below the trigger price on the final valuation date, you will receive one SPDR for each of your Notes, which may be worth less than your principal and may have no value at all.

Key Dates1

Trade Date	May 12, 2010
Settlement Date	May 17, 2010
Final Valuation Date[2]	November 12, 2010
Maturity Date[2]	November 18, 2010

[1]

Expected. In the event we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

[2]

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Exchange-Traded Funds—Market Disruption Events for Securities with the Reference Asset Comprised of Shares or Other Interests in an Exchange-Traded Fund or Exchange-Traded Funds” in the prospectus supplement. If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

Note Offerings

These terms relate to Yield Optimization Notes we are offering linked to the underlying specified in the table below. The coupon rate, initial price and trigger price for the Notes will be set on the trade date. The Notes will be offered at a minimum investment of the Initial Price which will be determined on the Trade Date.

Underlying	Coupon per Annum[1]	Total Coupon Payable[2]	Initial Price	Trigger Price	CUSIP	ISIN
Standard & Poor’s Depositary Receipts®	6.00% to 8.00%	3.00% to 4.00%	$•	80% of Initial Price	06740L568	US06740L5681
[1]	Paid monthly in arrears in 6 equal installments. The actual coupon per annum will be determined on the Trade Date.
[2]	The actual Total Coupon Payable will be determined on the Trade Date.

See “Additional Information about Barclays Bank PLC and the Notes” on page FWP-2 of this free writing prospectus. The Notes will have the terms specified in the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010 and this free writing prospectus. See “Key Risks” on page FWP-5 of this free writing prospectus and “Risk Factors” beginning on page S-5 of prospectus supplement for risks related to investing in the Notes.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated March 1, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in these offerings will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Offering of Notes	Price to Public		Underwriting Discount		Proceeds to Barclays Bank PLC
	Total	Per Security	Total	Per Security	Total	Per Security
Standard & Poor’s Depositary Receipts®	$•	100%	$•	1.00%	$•	99.00%

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Notes

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated March 1, 2010 relating to our Global Medium-Term Securities, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated February 10, 2009:

http://idea.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

♦	Prospectus supplement dated March 1, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510043357/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Notes” refers to the Yield Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if:

♦	You have a moderate to high risk tolerance.

♦	You are willing to receive SPDRs at maturity that may be worth less than your principal or may have no value at all.

♦	You believe the market price of the SPDRs is not likely to appreciate by more than the sum of the coupons paid on the Notes.

♦	You believe the final price of the SPDRs is not likely to be below the trigger price on the final valuation date.

♦	You are willing to make an investment that will be exposed to the same downside price risk as an investment in the SPDRs.

♦	You are willing to accept the risk of fluctuations in the market price of the SPDRs.

♦	You are willing to invest in the Note based on the anticipated coupon range (the actual coupon rate will be determined on the trade date).

♦	You are willing to hold the Notes to maturity, a term of 6 months, and accept that there may be little or no secondary market for the Notes.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as Issuer of the Notes.

The Notes may not be suitable for you if:

♦	You seek an investment that is 100% principal protected.

♦	You are not willing to receive SPDRs at maturity.

♦	You believe the market price of the SPDRs is likely to appreciate by more than the sum of the coupons paid on the Notes by the final valuation date.

♦	You believe the final price of the SPDRs is likely to be below the trigger price on the final valuation date and will not be above the initial price on the maturity date.

♦	You are not willing to accept the risks of owning equities in general and the SPDRs in particular.

♦	You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.

♦	You are not willing to invest in the Note based on the anticipated coupon range (the actual coupon rate will be determined on the trade date).

♦	You are unwilling or unable to hold the Notes to maturity, a term of 6 months.

♦	You are not willing or are unable to assume the credit risk associated with Barclays Bank PLC, as Issuer of the Notes.

♦	You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the ‘Key Risks’ beginning on page FWP-5 of this free writing prospectus for risks related to an investment in the Notes.

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Indicative Terms for the Notes1

Issuer:	Barclays Bank PLC (Rated: AA-/Aa3)[2]
Principal Amount per Note:	Equal to the initial price (as defined below) of one SPDR.
Term[3]:	6 months
Coupon Payment:	The Coupon on the Notes paid in arrears in six equal monthly installments based on the coupon per annum, regardless of the performance of the SPDRs. The coupon per annum is expected to be between 6.00% to 8.00% and will be determined on the trade date. The table below assumes a coupon per annum of 7.00%.
1st monthly Installment through 6th monthly Installment [4]:	0.583%
Trigger Price:	A percentage of the initial price of one SPDR, as specified on the first page of this free writing prospectus.
Payment at Maturity (per Note) [5]

➢       If the final price of the SPDRs is not below the trigger price on the final valuation date, at maturity we will pay you an amount in cash equal to your principal amount.

➢       If the final price of the SPDRs is below the trigger price on the final valuation date, at maturity we will deliver to you one SPDR for each Note you own.

The principal protection on the Notes is contingent. If the final price of the SPDRs is less than the trigger price on the final valuation date, the contingent protection is lost and your principal amount will be fully exposed to any decline in the SPDRs. As a result, the shares you may receive at maturity may be worth less than your principal and may have no value at all.

Closing Price:	On any trading day, the last reported sale price of one SPDR on the principal national securities exchange on which it is listed for trading, as determined by the calculation agent.
Initial Price:	The closing price of one SPDR on the trade date.
Final Price:	The closing price of one SPDR on the final valuation date.

Determining Payment at Maturity

You will receive one SPDR for each Note you own (subject to adjustments in the case of certain corporate events, as described in the accompanying prospectus supplement and this free writing prospectus).

♦	If the market price of the SPDRs on the maturity date is less than the initial price, the SPDRs you receive at maturity will be worth less than the principal amount of your Notes.
♦	If the market price of the SPDRs on the maturity date is greater than the initial price, the SPDRs you receive at maturity will be worth more than the principal amount of your Notes.

The principal protection on your Notes is contingent. If the final price of the SPDRs is less than the trigger price on the final valuation date, the contingent protection is lost and your principal amount will be fully exposed to any decline in the SPDRs. As a result, the SPDR you may receive per Note at maturity could be worth less than your principal or may have no value at all.

[1]	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
[2]

The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Securities, with variable principal payments linked to commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

[3]

In the event that we make any change to the expected trade date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

[4]

Based on an assumed coupon per annum of 7.00%; the actual coupon rate will be determined on the trade date. Coupon payments will be paid on the coupon payment dates listed in the table of coupon payment dates on page FWP-4 of this free writing prospectus.

[5]	Contingent protection is provided by Barclays Bank PLC and therefore, is dependent on the ability of Barclays Bank PLC to satisfy its obligations when they come due.

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Coupon Payment Dates

Coupons will be paid in arrears in six equal monthly installments on the coupon payment dates listed below.

June 17, 2010	September 17, 2010
July 19, 2010	October 18, 2010
August 17, 2010	November 18, 2010

What are the tax consequences of the Notes?

The United States federal income tax consequences of your investment in the Notes are uncertain. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-119 of the accompanying prospectus supplement. The following discussion supplements the discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-119 of the accompanying prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are complex and uncertain. By purchasing a Note, you and Barclays hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize the Note for all tax purposes as an investment unit consisting of a non-contingent short-term debt instrument (the “Deposit”) and a put option contract (the “Put Option”) in respect of the SPDRs. The terms of the Notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your Notes for U.S. federal income tax purposes as consisting of two components:

Deposit component—Amounts treated as interest on the Deposit would be subject to general rules governing interest payments on short-term notes and would be required to be accrued by accrual-basis taxpayers (and cash-basis taxpayers who elect to accrue interest currently) on either the straight-line method, or, if elected, the constant yield method, compounded daily. Cash-basis taxpayers (that do not elect to accrue interest currently) would include interest into income upon receipt of such interest.

Put Option component—The Put Option component would generally not be taxed until sale or maturity. At maturity, the Put Option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any underlying equity if you receive (or are deemed to receive if the cash equivalent is paid) the underlying equity.

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Underlying	Coupon per Annum (to be determined on trade date)	Deposit Interest Component per Annum	Put Option Premium Component per Annum
Standard & Poor’s Depositary Receipts	6.00% to 8.00%	•%	•%

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your Notes as described above. However, in light of the uncertainty as to the United States federal income tax treatment, it is possible that your Notes could be treated as a single contingent short-term debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially from the treatment described above. Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the Notes. Please read the discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-119 of the accompanying prospectus supplement for a more detailed description of the tax treatment of your Notes.

In addition, the Internal Revenue Service Notice 2008-2 (the “Notice”) may affect the taxation of holders of the Notes. According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes. Legislation has also been proposed in Congress that would require the holders of certain prepaid forward contracts to accrue income during the term of the transaction. It is not clear whether the Notice applies to instruments such as the Notes. Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the Notes. Except to the extent otherwise required by law, Barclays intends to treat your Notes for United States federal income tax purposes in accordance with the treatment described above and in the “Certain U.S. Federal Income Tax Considerations” section on page S-119 of the accompanying prospectus supplement unless and until such time as some other treatment is more appropriate.

U.S. holders that are individuals (and, to the extent provided in future regulations, entities) may be subject to reporting obligations applicable to certain foreign financial assets with respect to their Notes if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a U.S. holder fails to disclose its specified foreign financial assets. This information reporting requirement is generally applicable for taxable years beginning after March 18, 2010. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

For a more complete discussion of the United States federal income tax consequences of your investment in the Notes, please see the discussion in the “Certain U.S. Federal Income Tax Considerations” section on page S-119 of the accompanying prospectus supplement and consult your tax advisor.

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Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should reach an investment decision only after you have carefully considered with your advisors the suitability of an investment in the Notes in light of your particular circumstances.

♦

Risk of Loss of Contingent Protection—Your principal will be protected only if the final price of the SPDRs is not below the trigger price on the final valuation date and the Notes are held to maturity. If the final price of the SPDRs is below the trigger price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the SPDRs. Greater expected volatility with respect to the SPDRs reflects a higher expectation as of the trade date that the SPDRs could close below the trigger price on the final valuation date of the Note. This greater expected volatility and the greater risk that the final price of the underlying stock is below the trigger price on the final valuation date will generally be reflected in a higher coupon payable on the Note. The SPDR’s volatility, however, can change significantly over the term of the Notes. The price of the SPDRs could fall sharply, which could result in a significant loss of principal.

♦

The amount you receive on the Notes at maturity will exceed their stated principal amount only in limited circumstances—Even though you will be subject to the risk of a decline in the price of the SPDRs, you will generally not participate in any appreciation in the price of the SPDRs. Your return on the Notes at maturity will not exceed the coupon payable on the Notes unless (1) the final price of one SPDR is less than the trigger price on the final valuation date (and, therefore, you receive SPDRs instead of cash at maturity) and (2) the market price of one SPDR at maturity is greater than the initial price.

♦

Single ETF Risk—The price of the SPDRs can rise or fall sharply due to factors specific to the SPDRs, such as volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events affecting the companies whose common shares make up the components of the S&P 500® Index.

♦

The value of the SPDRs may not completely track the value of the shares of the securities in which the SPDR 500 Trust invests—Although the trading characteristics and valuations of the SPDRs will usually mirror the characteristics and valuations of the shares of the securities in which the SPDR 500 Trust invests, the value of the SPDRs may not completely track the value of the shares of the securities in which SPDR 500 Trust invests. The value of the SPDRs will reflect transaction costs and fees that the shares of the securities in which SPDR 500 Trust invests do not have. In addition, although SPDRs may be currently listed for trading on an exchange, there is no assurance that an active trading market will continue for the SPDRs or that there will be liquidity in the trading market.

♦

Fluctuation of NAV—The net asset value (the “NAV”) of the SPDRs may fluctuate with changes in the market value of the securities holdings of the SPDR 500 Trust. The market prices of the SPDRs may fluctuate in accordance with changes in NAV and supply and demand on the applicable stock exchanges. In addition, the market price of one SPDR may differ from its NAV per share; SPDRs may trade at, above or below their NAV per share.

♦

Failure of the SPDRs to track the level of the S&P 500® Index—While the SPDRs are designed and intended to track the level of the S&P 500® Index, various factors, including fees and other transaction costs, will prevent the SPDRs from correlating exactly with changes in the level of the S&P 500® Index. Accordingly, the performance of the SPDRs will not be equal to the performance of the S&P 500® Index during the term of the Notes.

♦

Dealer Incentives—We, our affiliates and agents act in various capacities with respect to the Notes. We and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of 1.00% per Note to the principals, agents and dealers in connection with the distribution of the Notes.

♦

There may be little or no secondary market for the Notes—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so and may cease any such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to sell your Notes, if at all, is likely to depend on the price at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

♦

Owning the Notes is not the same as owning the SPDRs—The return on your Notes may not reflect the return you would realize if you actually owned the SPDRs. For instance, you will not receive or be entitled to receive any dividend payments or other distributions on the SPDRs over the term of your Notes. Furthermore, the SPDRs may appreciate substantially during the term of your Notes and you will not participate in such appreciation unless the final price of the SPDRs is below the Trigger Price on the final valuation date. Moreover, you will only participate in the appreciation in these circumstances if the market price of the SPDRs on the maturity date is greater than the initial price.

♦

Credit of Issuer—The Notes are senior unsecured debt obligations of the Issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any contingent protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the Notes.

♦

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦

Price prior to maturity—The market price of your Notes will be influenced by many unpredictable and interrelated factors, including the market price of the SPDRs and the expected price volatility of the SPDRs, the income dividend rate on the SPDRs, the time remaining to the maturity of your Notes, interest rates, geopolitical conditions, economic, financial and political, regulatory or judicial events.

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♦

Impact of fees on secondary market prices—Generally, the market price of the Notes in the secondary market is likely to be lower than the initial public offering price of the Notes, since the issue price included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the Notes.

♦

Potential Barclays Bank PLC impact on market price of SPDRs—Trading or transactions by Barclays Bank PLC or its affiliates in the SPDRs and/or over-the-counter options, futures or other instruments with returns linked to the performance of the SPDRs, the S&P 500® Index or the stocks comprising the S&P 500® Index may adversely affect the market price of the SPDRs and, therefore, the market value of the Notes.

♦

Potentially inconsistent research, opinions or recommendations by Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates—Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Barclays Capital Inc., UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Notes and SPDRs to which the Notes are linked.

♦

Antidilution adjustments—For certain corporate events affecting the SPDRs, the calculation agent may make adjustments to the share delivery amount and the trigger price. However, the calculation agent will not make such adjustments in response to all events that could affect the SPDRs. If an event occurs that does not require the calculation agent to make such adjustments, the value of the Notes may be materially and adversely affected. In addition, all determinations and calculations concerning any such adjustments will be made in the sole discretion of the calculation agent, which will be binding on you absent manifest error. You should be aware that the calculation agent may make any such adjustment, determination or calculation in a manner that differs from that discussed in this free writing prospectus, the prospectus supplement or the applicable pricing supplement as necessary to achieve an equitable result.

♦

Uncertain tax treatment—Significant aspects of the tax treatment of the Notes are uncertain. You should read carefully the section above entitled “What Are the Tax Consequences of the Notes?” and the section entitled “Certain U.S. Federal Income Tax Considerations” on page S-119 of the accompanying prospectus supplement and consult your tax advisor about your tax situation.

Hypothetical Examples

Hypothetical Examples—Note Returns at Maturity

The following examples illustrate the payment at maturity on a hypothetical offering of the Notes assuming the following*:

Term:	6 months

Coupon per annum**:	7.00% (or $0.6577 per monthly period)

Initial price of the SPDRs:	$112.74 per share

Trigger price:	$90.19 (80.00% of the initial price)

Principal amount:	$112.74 per Note (set equal to the initial price)

Dividend yield on the SPDRs***:	0.91%

*	Actual coupon and terms for the Notes to be set on the trade date.
**	Coupon payment will be paid in arrears in 6 equal monthly installments during the term of the Note on an unadjusted basis.
***	Dividend yield based on the annual assumed dividend yield of 1.81% received by holders of the SPDRs during the term of the Notes.

Scenario #1: The final price of the SPDRs is not below the trigger price of $90.19.

Since the final price of the SPDRs is not below the trigger price of $90.19, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the Notes. This investment would outperform an investment in the SPDRs if the price appreciation of the SPDRs (plus dividends, if any) is less than 3.50%.

If the closing price of the SPDRs on the final valuation date is $112.74 (no change in the price of the stock):

Payment at Maturity:	$112.74
Coupon:	$3.95	($0.6577 × 6 = $3.9462)

Total	$116.69
Total Return on the Notes:	3.50%

In this example, the total return on the Notes is 3.50% while the total return on the SPDRs is 0.91% (including dividends).

If the closing price of the SPDRs on the final valuation date is $146.56 (an increase of 30%):

Payment at Maturity:	$112.74
Coupon:	$3.95	($0.6577 × 6 = $3.9462)

Total	$116.69
Total Return on the Notes:	3.50%

In this example, the total return on the Notes is 3.50% while the total return on the SPDRs is 30.91% (including dividends).

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If the closing price of the SPDRs on the final valuation date is $95.83 (a decline of 15%):

Payment at Maturity:	$112.74
Coupon:	$3.95	($0.6577 × 6 = $3.9462)

Total	$116.69
Total Return on the Notes:	3.50%

In this example, the total return on the Notes is 3.50% while the total return on the SPDRs is a loss of 14.09% (including dividends).

Scenario #2: The final price of the SPDRs is below the trigger price of $90.19.

Since the final price of the SPDRs is below the trigger price of $90.19, you will receive at maturity one share of the SPDRs for every Note you hold. The value received at maturity and the total return on the Notes at that time depends on the closing price of the SPDRs on the maturity date.

If the closing price of the SPDRs on the maturity date is $50.73 (a decline of 55%):

Value of share received:	$50.73
Coupon:	$3.95	($0.6577 × 6 = $3.9462)

Total	$54.68
Total Return on the Notes:	-51.50%

In this example, the total return on the Notes is a loss of 51.50% while the total return on the SPDRs is a loss of 54.09% (including dividends).

If the closing price of the SPDRs on the maturity date is $67.64 (a decline of 40%):

Value of share received:	$67.64
Coupon:	$3.95	($0.6577 × 6 = $3.9462)

Total	$71.59
Total Return on the Notes:	-36.50%

In this example, the total return on the Notes is a loss of 36.50% while the total return on the SPDRs is a loss of 39.09% (including dividends).

FWP-7

Hypothetical Return Table of the Notes at Maturity

The table below is based on the following assumptions*:

Term:	6 months
Coupon per annum**:	7.00% (or $0.6577 per monthly period)
Initial price:	$112.74 per share
Trigger price:	$90.19 (80.00% of the initial price)
Principal amount:	$112.74 per Note (set equal to the initial price)
Dividend yield on the SPDRs***:	0.91%

*	Actual coupon and terms for the Notes to be set on the trade date.
**	Coupon payment will be paid in arrears in 6 equal monthly installments during the term of the Note on an unadjusted basis.
***	Dividend yield based on the annual assumed dividend yield of 1.81% received by holders of the SPDRs during the term of the Notes.

SPDRs			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Stock Price(3)	Stock Price Return	Total Return on the SPDRs at Maturity(4)	Payment at Maturity + Coupon Payments	Total Return on the Notes at Maturity(5)	Payment at Maturity + Coupon Payments(6)	Total Return on the Notes at Maturity(7)
$169.11	50.00%	52.00%	$116.69	3.50%	n/a	n/a
$163.47	45.00%	47.00%	$116.69	3.50%	n/a	n/a
$157.84	40.00%	42.00%	$116.69	3.50%	n/a	n/a
$152.20	35.00%	37.00%	$116.69	3.50%	n/a	n/a
$146.56	30.00%	32.00%	$116.69	3.50%	n/a	n/a
$140.93	25.00%	27.00%	$116.69	3.50%	n/a	n/a
$135.29	20.00%	22.00%	$116.69	3.50%	n/a	n/a
$129.65	15.00%	17.00%	$116.69	3.50%	n/a	n/a
$124.01	10.00%	12.00%	$116.69	3.50%	n/a	n/a
$118.38	5.00%	7.00%	$116.69	3.50%	n/a	n/a
$112.74	0.00%	2.00%	$116.69	3.50%	n/a	n/a
$107.10	-5.00%	-3.00%	$116.69	3.50%	n/a	n/a
$101.47	-10.00%	-8.00%	$116.69	3.50%	n/a	n/a
$95.83	-15.00%	-13.00%	$116.69	3.50%	n/a	n/a
$90.19	-20.00%	-18.00%	$116.69	3.50%	$94.14	-16.50%
$84.56	-25.00%	-23.00%	n/a	n/a	$88.50	-21.50%
$78.92	-30.00%	-28.00%	n/a	n/a	$82.86	-26.50%
$73.28	-35.00%	-33.00%	n/a	n/a	$77.23	-31.50%
$67.64	-40.00%	-38.00%	n/a	n/a	$71.59	-36.50%
$62.01	-45.00%	-43.00%	n/a	n/a	$65.95	-41.50%
$56.37	-50.00%	-48.00%	n/a	n/a	$60.32	-46.50%
$50.73	-55.00%	-53.00%	n/a	n/a	$54.68	-51.50%
$45.10	-60.00%	-58.00%	n/a	n/a	$49.04	-56.50%
$39.46	-65.00%	-63.00%	n/a	n/a	$43.40	-61.50%
$33.82	-70.00%	-68.00%	n/a	n/a	$37.77	-66.50%
(1)	A trigger event does not occur if the final price of the SPDRs is not below the trigger price.
(2)	A trigger event occurs if the final price of the SPDRs is below the trigger price.
(3)

The final stock price is as of the final valuation date, if the final price of the stock is not below the trigger price. If the final price of the stock is below the trigger price, the final stock price is as of the final valuation date and the maturity date. The final stock price range is provided for illustrative purposes only. The actual stock price return may be below -70% and you therefore may lose up to 100% of your initial investment.

(4)	The total return at maturity on the SPDRs includes a 0.91% cash dividend payment.
(5)	The total return at maturity on the Notes includes coupon payments.
(6)	Payment will consist, in part, of SPDRs valued as of the maturity date.
(7)

If a trigger event occurs, the total return on the Notes at maturity will only be positive in the event that the market price of the SPDRs on the maturity date is substantially greater than the final price of such SPDRs on the final valuation date. Such an increase in price is not likely to occur.

FWP-8

Information about the Underlying

Included on the following pages is a brief description of the SPDRs. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for the SPDRs. The information given below is for the four calendar quarters in each of 2004, 2005, 2006, 2007, 2008 and 2009 and for the first calendar quarter of 2010. Partial data is provided for the second calendar quarter of 2010. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the SPDRs as an indication of future performance.

The SPDRs are registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the issuer of the SPDRs with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the issuer of the SPDRs under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

Standard & Poor’s Depositary Receipts®

We have derived all information contained in this free writing prospectus regarding the SPDR® S&P 500® ETF Trust (formerly the SPDR Trust, Series I; the “SPDR 500 Trust”), a unit investment trust, from publicly available information. Such information reflects the policies of, and is subject to change by, PDR Services LLC, the sponsor of the SPDR 500 Trust.

The SPDR 500 Trust is an exchange traded fund designed to generally correspond to the price and yield performance of the S&P 500® Index. Information provided to or filed with the Securities and Exchange Commission (“SEC”) by the SPDR Trust can be located by reference to SEC file number 033-46080 or CIK code 0000884394 through the SEC’s website at http://www.sec.gov.

The payment you receive at maturity on the Notes linked to SPDRs will be based on the value of the depositary receipts of the SPDR 500 Trust (the “SPDRs”), each of which represents a fractional undivided ownership interest in the SPDR 500 Trust.

Because you may receive SPDRs as the payment due to you at the maturity of the Notes, in making your decision to invest in the Notes you should review the prospectus related to the SPDRs, dated January 27, 2010, filed by the SPDR 500 Trust (“the SPDR Prospectus”). In making your decision to invest in the Notes you should pay particular attention to the sections of the SPDR Prospectus entitled “Risk Factors” and “Restrictions on Purchases of SPDRs by Investment Companies.”

As of September 30, 2009, ordinary operating expenses of the SPDR 500 Trust accrue at an annual rate of 0.0945% of the SPDR 500 Trust’s daily net asset value. The expenses of the SPDR 500 Trust may increase in the future. Expenses of the SPDR 500 Trust reduce the net value of the assets held by the SPDR 500 Trust and, therefore, reduce the value of each SPDR.

We are authorized to participate in the creation and redemption of SPDRs by the SPDR 500 Trust. This means that we have executed a Participant Agreement with the SPDR 500 Trust and may participate in the creation of the SPDRs by following the procedures set forth in the SPDR Prospectus under the caption “The Trust” and may redeem SPDRs by following the procedures set forth in the SPDR Prospectus under the caption “Redemption of SPDRs.”

The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. S&P is under no obligation to continue to publish, and may discontinue or suspend the publication of the S&P 500® Index at any time.

The S&P 500® Index is composed of five hundred (500) selected stocks, all of which are listed on national stock exchanges and spans over 24 separate industry groups. As of December 31, 2009, the five largest industry groups comprising the S&P 500® Index were: Energy 11.48%; Technology-Hardware & Equipment 9.20%; Pharmaceuticals-Biotechnology & Life 8.43%; Software & Services 8.05% and Diversified Financials 7.87%. Since 1968, the S&P 500® Index has been a component of the U.S. Commerce Department’s list of Leading Indicators that track key sectors of the U.S. economy. Current information regarding the market value of the S&P 500® Index is available from market information services. The S&P 500® Index is determined, comprised and calculated without regard to the SPDR 500 Trust. This information is subject to change by S&P.

FWP-9

Historical Information

The following table sets forth the quarterly high and low closing prices for the SPDRs, based on daily closing prices on the primary exchange as reported by Bloomberg. The closing price of the SPDRs on May 6, 2010 was $112.74. The actual initial price will be the closing price of the SPDRs on the trade date.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$116.28	$109.41	$112.87
4/1/2004	6/30/2004	$115.33	$108.85	$114.45
7/1/2004	9/30/2004	$113.62	$106.83	$111.74
10/1/2004	12/31/2004	$121.36	$109.86	$120.87
1/3/2005	3/31/2005	$122.78	$116.54	$118.05
4/1/2005	6/30/2005	$121.58	$113.82	$119.17
7/1/2005	9/30/2005	$124.70	$119.46	$123.02
10/3/2005	12/30/2005	$127.82	$117.50	$124.50
1/3/2006	3/31/2006	$130.99	$125.51	$129.84
4/3/2006	6/30/2006	$132.63	$122.57	$127.25
7/3/2006	9/29/2006	$133.74	$123.35	$133.57
10/2/2006	12/29/2006	$143.07	$133.07	$141.66
1/3/2007	3/30/2007	$146.01	$137.41	$142.07
4/2/2007	6/29/2007	$154.15	$142.24	$150.38
7/2/2007	9/28/2007	$155.03	$141.13	$152.67
10/1/2007	12/31/2007	$156.44	$140.90	$146.39
1/2/2008	3/31/2008	$144.94	$127.90	$131.89
4/1/2008	6/30/2008	$143.08	$127.69	$128.04
7/1/2008	9/30/2008	$130.70	$111.38	$116.54
10/1/2008	12/31/2008	$116.00	$75.95	$90.33
1/2/2009	3/31/2009	$93.44	$68.11	$79.44
4/1/2009	6/30/2009	$95.09	$81.00	$91.92
7/1/2009	9/30/2009	$107.33	$87.95	$105.56
10/1/2009	12/11/2009	$112.67	$102.54	$111.44
1/4/2010	3/31/2010	$117.40	$105.87	$116.99
4/1/2010	5/6/2010*	$121.79	$112.74	$112.74

*	As of the date of this free writing prospectus information for the second calendar quarter of 2010 includes data for the period from April 1, 2010 through May 6, 2010. Accordingly the “Quarterly High,” “Quarterly Low,” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second quarter of 2010.

The graph below illustrates the performance of the SPDRs from June 30, 1998 through May 6, 2010, based on information from Bloomberg. The dotted line represents the hypothetical trigger price, equal to 80% of the closing price of the SPDRs on May 6, 2010. The actual trigger price applicable to the Notes will be determined on the trade date and will equal 80% of the closing price of the SPDRs on the trade date. Past performance of the SPDRs is not indicative of the future performance of the SPDRs.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

FWP-10

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliates will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Notes.

FWP-11